Mail Stop 4720

October 13, 2009

Mr. Daniel R. Passeri
President & Chief Executive Officer
Curis, Inc.
45 Moulton Street
Cambridge, MA 02138

> **Re:** **Curis, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Schedule 14A filed April 17, 2009**
> **File No. 000-30347**

Dear Mr. Passeri:

We have reviewed your response letter dated October 2, 2009 to comments we issued in a letter dated September 14, 2009 and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. Please refer to your response to Comment 1. Please note that we will not be in a position to clear outstanding comments on the 10-K until we have reviewed your revised disclosure in the Form 10-K/A, to be filed.

Item 1. Business

Intellectual Property, page 7

2. Please refer to your response to Comment 3. Please provide us with an analysis supporting your determination that the license agreements are not material or significant to your business. We note that the subject matter of these license agreements is the proprietary technology and data and resources relating to the Hedgehog Pathway. As this technology is the subject of your current, material collaboration agreement with Genentech, it appears that these license agreements are material to your business. We reissue Comments 3 and 4.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director